 ATLATSA AND ANGLO PLATINUM CONCLUDE FIRST PHASE OF RESTRUCTURE PLAN

October 2, 2012 Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) refers shareholders to the Company’s news release dated September 27, 2012 and announces that the transactions pursuant to the interim implementation agreement (the “first phase agreement”) with Anglo American Platinum Limited have been closed and implemented.

This series of transactions comprises the first phase of the Company’s restructuring, recapitalization and refinancing plan (the “Restructure Plan”), its wholly owned subsidiary, Plateau Resources Pty Ltd, as well as the Bokoni group of companies.

The second phase of the Restructure Plan remains subject to finalization of definitive agreements with respect to such transactions, as well as obtaining the necessary shareholder and regulatory approvals, including from the Department of Mineral Resources, South Africa, applicable stock exchanges and other regulatory bodies.

Shareholders are reminded that the Company remains under cautionary until the definitive agreements relating to the second phase of the Restructure Plan have been executed and its financial effects have been finalized. The financial effects of the first phase agreement are being finalized and will be announced in due course.

For further information regarding the first phase agreement, which constitutes a “related party transaction” for purposes of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions, shareholders are referred to the material change report dated September 27, 2012 and available on SEDAR at www.sedar.com.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 3725816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT LLC has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information

This news release contains “forward-looking statements” that are based on management’s expectations, estimates and projections as of the current date, including statements relating to the Bokoni group Restructure Plan and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the second phase of the Restructure Plan will be implemented on the terms favourable to the Company and on a timely basis, Bokoni Mine will achieve targeted production levels; the Company’s exploration project results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

  uncertainties related to the completion of the second phase of the Bokoni group Restructure Plan on a timely basis, if at all;
  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
  uncertainties related to the ability to obtain necessary approvals, licenses, permits, electricity, surface rights and title for projects;
  operating and technical difficulties in connection with mining development activities;
  uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
    mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
    expected effective future tax rates in jurisdictions in which our operations are located;
    the protection of the health and safety of mine workers; and
    mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
  changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;
  unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
  changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;
  geopolitical uncertainty and political and economic instability in countries which we operate; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report disclosed in the Form 20-F for the year ended December 31, 2011 filed on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission www.sec.gov and other disclosure documents that are available on SEDAR at www.sedar.com.